

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 15, 2010

By facsimile to (212) 715-8000 and U.S. Mail

Dr. Liang Tang
Chairman
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120, People's Republic of China

Re: Ossen Innovation Co., Ltd.
        Pre-effective Amendment 7 to Registration Statement on Form F-1
        Filed December 13, 2010
        File No. 333-168496

Dear Dr. Tang:

        We reviewed the filing and have the comments below.

Regulation of Overseas Investments and Listings and the New Merger and Acquisition
Rules, page 82

1. We note the added disclosure in the fourth paragraph. Please file the consent of
    Grandall Legal Group as an exhibit to the registration statement. See Rule 436 of
    Regulation C under the Securities Act.

Closing

        As appropriate, please amend your registration statement in response to the
comments. You may wish to provide us marked courtesy copies of the filing to expedite
our review. Please furnish a cover letter tagged as correspondence with your amendment
that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filing to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information that
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: CT Corporation
        111 8th Avenue
        New York, NY 10011

        Christopher S. Auguste, Esq.
        Bill Huo, Esq.
        Ari Edelman, Esq.
        Kramer Levin Naftalis & Frankel LLP
        1177 Avenue of the Americas
        New York, NY 10036